UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                               NATIONAL COAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   632381 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                     JON NIX
                    8351 EAST WALKER SPRINGS ROAD, SUITE 202
--------------------------------------------------------------------------------
                               KNOXVILLE, TN 37923
                                 (865) 474-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 632381 10 9                13D                       Page 2 of 9 Pages
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      Name Of Reporting Person

           Jon Nix
---------- ---------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (see Instructions)
                                                                    (a)      |_|
                                                                    (b)      |X|
---------- ---------------------------------------------------------------------
    3      SEC Use Only
---------- ---------------------------------------------------------------------
    4      Source Of Funds (see Instructions)

           PF
---------- ---------------------------------------------------------------------
    5      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                |_|
---------- ---------------------------------------------------------------------
    6      Citizenship or Place of Organization

           U.S.A.
--------------------------------------------------------------------------------
                            7    Sole Voting Power

                                 990,000 (1)
        NUMBER OF         ------ -----------------------------------------------
         SHARES             8    Shared Voting Power
      BENEFICIALLY
        OWNED BY                 275,000 (2)
          EACH            ------ -----------------------------------------------
        REPORTING           9    Sole Dispositive Power
       PERSON WITH
                                 290,000 (3)
                          ------ -----------------------------------------------
                           10    Shared Dispositive Power

                                 975,000 (4)
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           1,265,000 (1) (2)
---------- ---------------------------------------------------------------------
   12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (see Instructions)                                                |_|


---------- ---------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)

           3.95% (5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (see Instructions)

           IN
---------- ---------------------------------------------------------------------

(1) Consists of (i) 987,500 shares owned by Mr. Nix, and (ii) 2,500 shares owned by Mr. Nix's minor children.

(2)  Consist of 275,000 shares owned by Mr. Nix's spouse.

(3) Consists of (i) 287,500 shares owned by Mr. Nix, and (ii) 2,500 shares owned by Mr. Nix minor children.

(4) Consists of (i) 400,000 shares owned by Mr. Nix underlying an option granted by Mr. Nix to Daniel Roling, which shares may be acquired by Mr. Roling on or before December 31, 2008, (ii) 300,000 shares owned by Mr. Nix underlying an option granted by Mr. Nix to Centaurus Energy Master Fund L.P., which shares may be acquired by Centaurus on or before December 31, 2010, and (iii) 275,000 shares owned by Mr. Nix's spouse.

(5) The percentage is calculated based on 31,989,186 shares of common stock outstanding as of June 5, 2008, as disclosed to Mr. Nix by the Issuer on June 5, 2008.

--------------------------------------------------------------------------------
CUSIP No. 632381 10 9                13D                       Page 3 of 9 Pages
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      Name Of Reporting Person

           Jenco Capital Corporation
---------- ---------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (see Instructions)
                                                                    (a)      |_|
                                                                    (b)      |X|
---------- ---------------------------------------------------------------------
    3      SEC Use Only
---------- ---------------------------------------------------------------------
    4      Source Of Funds (see Instructions)

           PF
---------- ---------------------------------------------------------------------
    5      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                |_|
---------- ---------------------------------------------------------------------
    6      Citizenship or Place of Organization

           Tennessee
--------------------------------------------------------------------------------
                            7    Sole Voting Power

                                 0
        NUMBER OF         ------ -----------------------------------------------
         SHARES             8    Shared Voting Power
      BENEFICIALLY
        OWNED BY                 0
          EACH            ------ -----------------------------------------------
        REPORTING           9    Sole Dispositive Power
       PERSON WITH
                                 0
                          ------ -----------------------------------------------
                           10    Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           0
---------- ---------------------------------------------------------------------
   12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (see Instructions)                                                |_|


---------- ---------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)

           0
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (see Instructions)

           CO
---------- ---------------------------------------------------------------------

Schedule 13D                                                   Page 4 of 9 Pages
National Coal Corp.


Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of National Coal Corp., a Florida corporation (the "Company"), which has its principal executive offices at 8915 George Williams Rd., Knoxville, TN 37923.

Item 2.  Identity and Background.

         (a) This Amendment No. 6 to Schedule 13D is being filed by Jon Nix ("Nix") and Jenco Capital Corporation, a Tennessee corporation ("Jenco" and, collectively with Nix, the "Reporting Persons"). The Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons are filing this Statement to report transaction in the Common Stock by the Reporting Persons, which transactions have resulted in the Reporting Persons individually and collectively beneficially owning less than 5% of the Company's outstanding Common Stock. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

                  This Schedule 13D amends the Schedule 13D of Nix, as last amended by Amendment No. 5 to Schedule 13D filed with the SEC on December 3, 2004. This Schedule 13D also amends the
                  Schedule 13D of Jenco, as originally filed with the SEC on February 14, 2005.

         (b) The principal business address of each of the Reporting Persons is c/o Xinergy Corp., 8351 East Walker Springs Road, Suite 202, Knoxville, TN 37923.

         (c) The present principal occupation of Nix is President of Xinergy Corp., a coal mining company. Jenco is principally engaged in investing.

         (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Nix is a citizen of the United States of America; Jenco is a corporation formed under the laws of the State of Tennessee.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired from the Company upon its acquisition of National Coal
Corporation, a Tennessee corporation and a wholly-owned subsidiary of the Company, through privately negotiated purchases using personal funds, or through Nix's and his spouses' service as an employee of the Company.

Schedule 13D                                                   Page 5 of 9 Pages
National Coal Corp.


Item 4.  Purpose of Transaction.

         Since last amending his Schedule 13D on December 3, 2004, Nix has engaged in transactions in the Common Stock as set forth on Schedule 1 attached hereto. Nix now beneficially owns less than 5% of the Company's outstanding Common Stock.

         Since the initial filing of its Schedule 13D on February 14, 2005, Jenco has engaged in transactions in the Common Stock as set forth on Schedule 2 attached hereto. Jenco now no longer beneficially owns any shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) Nix beneficially owns 1,265,000 shares of Common Stock, which represents 3.95% of the Common Stock, and consists of (i) 987,500 shares owned by Nix, (ii) 2,500 shares owned by Nix's minor children, and (iii) 275,000 shares owned by Nix's spouse. Of the 987,500 shares owned by Nix (a) 400,000 shares may be acquired from Nix by Daniel Roling on or before December 31, 2008 at a price $7.00 per share pursuant to an option granted by Nix to Mr. Roling on March 6, 2007, and (b) 300,000 shares may be acquired from Nix by Centaurus Energy Master Fund L.P. on or before December 31, 2010 at a price of $3.00 per share pursuant to an option granted by Nix to Centaurus on October 23, 2007. The percentage is calculated based on 31,989,186 shares of common stock outstanding as of June 5, 2008, as disclosed to Mr. Nix by the Issuer on June 5, 2008.

                  Jenco now no longer beneficially owns any shares of Common Stock.

         (b) Nix has the sole power to vote 990,000 shares of Common Stock, which includes (i) 987,500 shares owned by Nix, and (ii) 2,500 shares owned by Nix's minor children over which Nix exercises voting control.

                  Nix may be deemed to have the shared power to vote 275,000 shares of Common Stock owned by Nix's spouse.

                  Nix has the sole power to dispose of 290,000 shares of Common Stock, which includes (i) 287,500 shares owned by Nix, and
                  (ii) 2,500 shares owned by Nix's minor children over which Nix exercises dispositive control.

                  Nix may be deemed to have the shared power to dispose of 975,000 shares of Common Stock, which includes (i) 400,000 shares owned by Mr. Nix underlying an option granted by Mr. Nix to Daniel Roling, which shares may be acquired by Mr.
                  Roling on or before December 31, 2008, (ii) 300,000 shares owned by Mr. Nix underlying an option granted by Mr. Nix to Centaurus Energy Master Fund L.P., which shares may be acquired by Centaurus on or before December 31, 2010, and
                  (iii) 275,000 shares owned by Mr. Nix's spouse.

                  Jenco now no longer beneficially owns any shares of Common Stock.

         (c) Except as provided in Item 4 above, none of the Reporting Persons has effected any transactions in any shares of Common Stock of the Company during the past 60 days.

         (d) Other than Nix, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially

Schedule 13D                                                   Page 6 of 9 Pages
National Coal Corp.


                  owned by Nix, except as follows: (i) Nix's spouse has such authority with respect to 275,000 shares of Common Stock owned by her; (ii) Dan Roling may have such authority with respect to 400,000 shares of Common Stock underlying an option held by him; and (iii) Centaurus Energy Master Fund L.P. may have such authority with respect to 300,000 shares of Common Stock underlying an option held by it.

                  Jenco now no longer beneficially owns any shares of Common Stock.

         (e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Reference is made to the disclosure set forth under Item 4 and Item 5 of this Schedule 13D, which disclosure is incorporated herein by reference. Except as disclosed in Item 4 and Item 5 of this Schedule 13D, and except as otherwise described in this Item 6, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

         Pursuant to that Stock Option Agreement, dated March 6, 2007, between Nix and Daniel Roling, Nix granted Mr. Roling an option to purchase up to 400,000 shares of Common Stock of the Company at a price $7.00 per share, which option may be exercised on or before December 31, 2008. A copy of the Stock Option Agreement is attached as Exhibit 7.02 hereto and is incorporated by reference herein. The description of the Stock Option Agreement in this Schedule 13D is subject to, and qualified in its entirety by, the full text of the Stock Option Agreement.

         Pursuant to that Call Option Agreement, dated October 25, 2007, between Nix and Centaurus Energy Master Fund L.P., Nix granted Centaurus an option to purchase up to 300,000 shares of Common Stock of the Company at a price $3.00 per share, which option may be exercised on or before December 31, 2010. A copy of the Call Option Agreement is attached as Exhibit 7.03 hereto and is incorporated by reference herein. The description of the Call Option Agreement in this Schedule 13D is subject to, and qualified in its entirety by, the full text of the Call Option Agreement.

         The Reporting Persons have entered into a Joint Filing Agreement dated as of June 5, 2008, a copy of which is attached hereto as Exhibit 7.01 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 7.01 Joint Filing Agreement, dated April 28, 2008, by and between Jon Nix and Jenco Capital Corporation.

         Exhibit 7.02 Stock Option Agreement, dated March 6, 2007, between Jon Nix and Daniel Roling.

         Exhibit 7.03      Call  Option  Agreement,   dated  October  25,  2007,
                           between Jon Nix and Centaurus Energy Master Fund L.P.

Schedule 13D                                                   Page 7 of 9 Pages
National Coal Corp.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated: June 9, 2008                                     /s/ Jon Nix
                                                     ---------------------------
                                                     Jon Nix


                                                     JENCO CAPITAL CORPORATION


                                                     By:      /s/ Jon Nix
                                                          ----------------------
                                                          Jon Nix
                                                     Its: President

Schedule 13D                                                   Page 8 of 9 Pages
National Coal Corp.


                                   Schedule 1

                                     Jon Nix
                                  Transactions

Transaction Date      Shares     Price/Share   Transaction Description
----------------   -----------   -----------   ---------------------------------

     12/3/04          100,000        $0        Gift of shares
     3/16/05          156,250       $2.20      Exercise of employee stock option
     9/14/06          250,000       $6.20      Sale of shares
     9/15/06          156,250       $2.20      Exercise of employee stock option
    10/23/06          312,500       $2.20      Exercise of employee stock option
    3/6/2007          400,000       $7.00      Grant of call option
    3/30/2007         100,000       $4.75      Sale of shares
    4/17/2007          20,000        $0        Gift of shares
   10/23/2007       1,380,000       $3.00      Sale of shares
   10/23/2007         300,000       $3.00      Grant of call option
    1/8/2008          100,000       $4.90      Sale of shares
    3/27/2008         450,000       $4.25      Sale of shares
    3/31/2008         300,000       $5.00      Sale of shares
    4/1/2008          250,000       $4.50      Sale of shares
    4/23/2008         200,000       $5.00      Sale of shares

Schedule 13D                                                   Page 9 of 9 Pages
National Coal Corp.


                                   Schedule 2

                            Jenco Capital Corporation
                                  Transactions

Transaction Date         Shares         Price/Share      Transaction Description
----------------         ------         -----------      -----------------------

     2/11/05             50,000             $0           Gift of shares
    4/7/2008             10,000             $0           Gift of shares
    5/19/2008            50,000            $7.07         Sale of shares
    5/19/2008            25,000            $7.00         Sale of shares
    5/20/2008            50,000            $6.80         Sale of shares
    5/20/2008           100,000            $6.75         Sale of shares
    5/21/2008            50,000            $6.77         Sale of shares
    5/21/2008            50,000            $6.60         Sale of shares
    5/21/2008            50,000            $6.72         Sale of shares
    5/22/2008            25,000            $6.70         Sale of shares
    5/23/2008            25,000            $6.75         Sale of shares
    5/27/2008            50,000            $7.02         Sale of shares
    5/27/2008            25,000            $6.52         Sale of shares
    5/27/2008           361,000            $6.20         Sale of shares
    5/28/2008            25,000            $6.50         Sale of shares
    5/28/2008            50,000            $6.65         Sale of shares
    5/28/2008           200,000            $6.6027       Sale of shares
    5/28/2008           114,000            $6.4013       Sale of shares
    5/29/2008           105,000            $6.75         Sale of shares
    5/29/2008            45,000            $6.7501       Sale of shares
    5/29/2008           105,000            $6.80         Sale of shares
    5/29/2008           101,138            $6.6716       Sale of shares
    5/28/2008            45,000            $6.75         Sale of shares
    5/30/2008           100,000            $7.0503       Sale of shares
    6/2/2008             50,000            $7.39         Sale of shares
    6/2/2008             50,000            $7.45         Sale of shares
    6/2/2008            200,000            $7.50         Sale of shares
    6/2/2008            100,000            $7.52         Sale of shares

                                                                    EXHIBIT 7.01


                             JOINT FILING AGREEMENT

         The undersigned  acknowledge and agree that the foregoing  Statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 9th day of June, 2008.

                                  /s/ Jon Nix
                               -----------------------------------
                               Jon Nix


                               JENCO CAPITAL CORPORATION


                               By:         /s/ Jon Nix
                                        --------------------------
                                        Jon Nix
                               Its:     President

                                                                    EXHIBIT 7.02


                             STOCK OPTION AGREEMENT


         This Stock Option Agreement (hereinafter "Agreement") is entered into this 6th day of March, 2007 by and between Jon E. Nix (hereinafter "Nix") as the Seller and Daniel A. Roling (hereinafter "Roling") as Purchaser for which Roling has paid to Nix the sum of TEN and 00/100 DOLLARS ($10.00), the receipt and sufficiency is hereby acknowledged. Pursuant to this Agreement Nix does hereby grant, bargain, convey, and sell to Roling the option to purchase from Nix an aggregate of 400,000 shares of the stock of National Coal Corp. (NASDAQ symbol "NCOC"). The purchase price for the shares of NCOC stock is $7.00 per share. Roling has the right to exercise the option to purchase shares of NCOC stock from Nix from the date of the grant of this option until midnight Wednesday December 31, 2008.

         Roling shall have the right to exercise the option to effect the purchase of the NCOC stock in units of not less than 100,000 shares at any time on or before the expiration date, December 31, 2008. Roling shall exercise the option to purchase the NCOC stock by giving Nix not less than 72 hours notice of the intent to exercise, by appearing at the agreed time for closing, and by delivering the purchase price by the transfer of funds by bank wire or the delivery of certified funds in the form of a bank cashier's check, and at which time Nix shall deliver to Roling a properly issued Certificate for NCOC stock endorsed in a form to enable Roling to have the certificate reissued to himself.

         The parties agree and recognize that the shares of NCOC stock for which this option is granted may be subject to registration or restricted transfer pursuant to Sec. 144 of the rules and regulations of the U. S. Securities and Exchange Commission.

         The parties have entered into this Agreement as of the above date on the dates written below their respective signatures.

 Expiration Date: December 31, 2008

SELLER:                                       PURCHASER:


/s/ Jon Nix                                   /s/ Daniel Roling
-------------------------------------         ----------------------------------
JON E. NIX                                    DANIEL A. ROLING

Date:    3/7/07                               Date:    3/6/07
     --------------------------------              -----------------------------

..
Witness:                                      Witness:

/s/ Pamela Stiles                                /s/
-------------------------------------         ----------------------------------

                                                                    EXHIBIT 7.03


                              CALL OPTION AGREEMENT

         This CALL OPTION AGREEMENT (this "Agreement"), dated as of October 25, 2007 (the "Effective Date"), is made and entered into by and among Centaurus Energy Master Fund L.P. ("Optionee") and Jon Nix, an individual ("Grantor").

                                    RECITALS

         A. Grantor is holder of shares of Common Stock of National Coal Corp., a Florida corporation (the "Company").

         B. Concurrently herewith, Optionee has acquired from Grantor 1,380,000 shares of Common Stock of the Company.

         C. As a material inducement for Optionee to acquire the shares, Grantor desires to grant certain rights to Optionee with respect to 300,000 shares of Common Stock of the Company.

         D. Concurrently herewith, Optionee has deposited such 300,000 shares of Common Stock of the Company with the Escrow Agent pursuant to the terms of the Escrow Agreement dated as of October 25, 2007.

         NOW, THEREFORE, in consideration of the premises, the mutual promises hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereto agree as follows:

         1. Definitions. The following terms, as used in this Agreement, have the following meanings:

                  1.1 "Call Exercise Period" means the period commencing at 12:01 a.m., Eastern Time, on October 23, 2007, and continuing until 11:59 p.m., Eastern Time, on December 31, 2010.

                  1.2 "Common Shares" means 300,000 shares of the Company's Common Stock held by Grantor as of the Effective Date, along with such other securities and property, including cash, as may be received in connection with such shares pursuant to events contemplated by Section 4.2.

                  1.3 "Per Share Call Price" means $3.00 per Common Share, as may be adjusted pursuant to Section 4.2.

                  1.4 "Related-Party Transferee" means with respect to the Grantor, (i) any spouse, parent, sibling or descendant (by blood or adoption) of the Grantor, and (ii) any trust, partnership, limited partnership, corporation or limited liability company in whole or in part for the benefit of, or owned by, the Grantor or by any Person specified in clause (i), in each case to the extent to which the Grantor has Transferred Common Shares to such Person(s) pursuant to the terms hereof.

                  1.5      "Person"   means   any    individual,    partnership,
corporation,   limited  liability   company,   unincorporated   organization  or
association, any trust or any other business entity.

                  1.6      "Transfer"  means  any  transfer,  sale,  assignment,
conveyance, pledge, hypothecation, mortgage, change of legal, record or beneficial ownership, issuance, surrender for cancellation or other disposition, disposal or delivery of any Common Shares, including a transfer effected by means of a merger, consolidation or dissolution of the Company, and including any testamentary disposition or transfer pursuant to any applicable laws of intestate succession or by gift.

         2.       Call Option.

                  2.1 Grant of Call Option. At any time and from time to time during the Call Exercise Period, the Optionee shall have the right to purchase, and to require the Grantor to sell to the Optionee, all or any portion of the Common Shares for a price per Common Share equal to the Per Share Call Price (such option, a "Call Option") by giving written notice to Grantor in the manner required by Section 2.2.

                  2.2 Exercise of Call Option. Optionee may exercise a Call Option from time to time pursuant to Section 2.1 by delivery to Grantor of a written notice (in substantially the form attached hereto as Exhibit A) (an "Option Exercise Notice") specifying the number of Common Shares to be purchased and Optionee's desired closing date. Upon receipt of an Option Exercise Notice, Grantor covenants and agrees (a) to sell the Common Shares specified in the Option Exercise Notice for the Per Share Call Price and (b) to complete and convey to Optionee an acknowledgment in substantially the form set out in Exhibit B hereto, as promptly as practicable and in any event within two (2) business days after receipt of the Option Exercise Notice.

                  2.3 Timing of the Closing. Unless Grantor and Optionee otherwise agree, the closing of any purchase of the Common Shares pursuant to the exercise of a Call Option by Optionee (each, a "Closing") shall be held on a date and at a location mutually agreeable to Grantor and Optionee, which date shall in any event be no later than five (5) business days following the date on which Optionee delivers an Option Exercise Notice pursuant to Section 2.2. At each Closing, Optionee shall pay to Grantor the Per Share Call Price for each Common Share purchased at such Closing by wire transfer of immediately available funds. At each Closing, Grantor shall execute and deliver to Optionee such instrument(s) of transfer as Optionee may reasonably request to transfer effectively the Common Shares to be purchased at such Closing to Optionee, which transfer shall be free and clear of all liens, claims, pledges, security interests, charges and encumbrances, including, any certificates duly representing such Common Shares, duly endorsed in blank for transfer or with duly executed blank stock powers attached.

                  2.4 Termination of Call Option. The Call Option shall terminate on 12:00 a.m., Eastern Time, on January 1, 2011 as to any Common Shares for which an Option Exercise Notice has not been delivered prior to the expiration of the Call Exercise Period.

         3.       Transfer Restrictions.

                  3.1 Permitted Transfers. Grantor agrees not to Transfer any of the Common Shares held by Grantor and subject to the Call Option pursuant to this Agreement, except for a Transfer of Common Shares to a Related-Party Transferee, provided that such Related Party Transferee agrees in writing, delivered to the Optionee, to be bound by this Agreement as though such Related-Party Transferee were the Grantor and hold such transferred Common Shares subject to the Call Option on the same terms and conditions as Grantor.

                  3.2 Transfer in Violation of Agreement. Any Transfer of Common Shares by Grantor or a Related-Party Transferee contrary to the provisions of this Article 3 shall be null and void.

         4.       Other Items; Miscellaneous.

                  4.1 Notices. All notices (including any Option Exercise Notice), communications and deliveries required or permitted hereunder shall be made in writing signed by the party giving the same, shall specify the section herein pursuant to which the same is given or being made, and shall be delivered personally, by overnight delivery (with evidence of delivery and postage and other fees prepaid), by registered or certified mail or by facsimile as follows:

                           If to Grantor, to:

                           Jon Nix
                           3127 Keller Bend Road
                           Knoxville, TN 37922
                           Fax:

                           If to Optionee, to:

                           Centaurus Energy Master Fund L.P.
                           3050 Post Oak Blvd, Suite 850
                           Houston, Texa 77056
                           Attn:    Lawrence G. Whalley
                           Fax:  713-554-1333

or to such other representative or at such other address of a party of which such party may hereafter give notice to the other parties as provided above. Any such notice, communication or delivery will be deemed given or made (i) on the date of delivery if delivered in person, (ii) on the first (1st) business day after delivery to a national overnight courier service, (iii) on the fifth (5th) business day after it is mailed by registered or certified mail, or (iv) upon receipt of confirmation if sent via facsimile.

                  4.2 Adjustment upon Changes in Capitalization, etc. In the event of any change in the outstanding shares of the Company's Common Stock by reason of a stock dividend, stock split, split-up, subdivision, reclassification, recapitalization, combination, exchange of shares, merger, dissolutions or other similar transaction, the type and number of shares or securities, or other property (including cash), subject to the Call Options and the Per Share Call Price therefor shall be adjusted appropriately to provide to Grantor and Optionee the same economic effect as contemplated by this Agreement prior to such event.

                  4.3 Specific Performance. In any action or proceeding to specifically enforce the provisions of this Agreement, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that the plaintiff or claimant has an adequate remedy at law, and such person shall not urge in any such action or proceeding the claim or defense that such remedy at law exists. The provisions of this Section 4.3, however, shall not prevent any party from seeking a remedy at law in connection with any breach of this Agreement.

                  4.4 Assignment; Successors and Assigns. No assignment or transfer by any party of such party's rights and obligations under this Agreement will be made except with the prior written consent of the other parties to this Agreement; provided that Grantor may assign or transfer this Agreement in connection with a Transfer of Common Shares in connection with
Section 3.1, and Grantor shall remain a party to this Agreement following such Transfer and shall continue to be liable for all obligations of Grantor and any Related-Party Transferee. This Agreement will be binding upon and will inure to the benefit of the parties and their successors, permitted assigns, heirs, legatees, beneficiaries and personal representatives, as the case may be.

                  4.5 No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person, other than Optionee, Grantor, any Related-Party Transferees and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in any other such Person's being deemed a third party beneficiary of this Agreement.

                  4.6 Amendments or Waivers. This Agreement may not be amended except in writing, signed by Optionee and Grantor. No provision hereof may be waived or discharged other than by written instrument signed by the Person against whom enforcement of any such waiver or discharge is sought.

                  4.7 Certain Rules of Construction. Definitions shall apply equally to both the singular and plural forms of the terms defined, unless otherwise specified. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The headings of sections or other subdivisions hereof have been inserted for convenience of reference only and are not a part of, and shall not be construed to affect the meaning or interpretation of, this Agreement. No provision of this Agreement or any related document shall be construed against or interpreted to the disadvantage of any Person referred to hereunder by any court or other governmental or judicial authority by reason of such Person's having or being deemed to have structured or drafted such provision. As used herein, "include" and its derivatives, such as "including," whether or not capitalized herein, shall mean by way of example and not by way of exclusion or limitation. Time is of the essence of this Agreement.

                  4.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

                  4.9 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Tennessee without giving effect to the principles of conflicts of law thereof.

                  4.10     Entire  Agreement.   This  Agreement  supersedes  all
negotiations, agreements and understandings among the parties hereto with respect to the subject matter of this Agreement and constitutes the entire agreement between such parties with respect to such matters.

                            [Signature page follows]

         IN WITNESS WHEREOF, the undersigned have executed this Call Option Agreement as of the date first above written.

                                     GRANTOR:

                                     JON NIX

                                     /s/ Jon Nix
                                     ---------------------------------------


                                     OPTIONEE:

                                     CENTAURUS ENERGY MASTER FUND L.P.


                                     /s/ Lawrence G. Whalley
                                     ---------------------------------------
                                     Name: Lawrence G. Whalley
                                     Title: President; Centaurus Energy
                                     Management, L.P., its Manager

                                  EXHIBIT A

                             OPTION EXERCISE NOTICE

[Date]

Jon Nix
3127 Keller Bend Road
Knoxville, TN 37922
Fax:  [                             ]
       -----------------------------

         Re: Option Exercise Notice - Call Option Agreement, effective as of October 23, 2007 (the "Agreement"), between Jon Nix and the Undersigned

Ladies and Gentlemen:

         1. This notice refers to the Agreement and Section 2 thereof. Terms defined in the Agreement have the same meanings herein.

         2.       The undersigned  hereby  exercises the Call Option pursuant to the Agreement as to _________ of the Common Shares for a price per share equal to the Per Share Call Price.

         3. The date of the closing of such exercise of the Call Option shall be __________.

                                     OPTIONEE:

                                     CENTAURUS ENERGY MASTER FUND L.P.


                                     _________________________________
                                     Name:
                                     Title:

                                    EXHIBIT B

                                 ACKNOWLEDGMENT

[Date]

Centaurus Energy Master Fund L.P.
_________________________________

_________________________________
Attn:
Fax:  [                             ]
       -----------------------------

         Re: Acknowledgement of Option Exercise Notice - Call Option Agreement, effective as of October 23, 2007 (the "Agreement"), between Jon Nix and the Undersigned

Ladies and Gentlemen:

         1. I refer to the Agreement. Terms defined in the Agreement have the same meanings herein.

         2. I hereby confirm my receipt of an Option Exercise Notice for ______ Common Shares, and agree to sell on [state the applicable sale date], for the Per Share Call Price, such Common Shares pursuant to the Agreement.

                                     GRANTOR:

                                     JON NIX

                                     ___________________________